UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013..

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant's name into English)

Givat Yeshayahu 26, D.N. Emek Ha’ela, 99825 Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ x ]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

Annexed hereto are copies of the following items:

1.
Alvarion Ltd. (in interim liquidation and receivership) (the “Registrant”) Notice and Proxy Statement for 2014 Extraordinary General Meeting of Shareholders, dated December 26, 2013, provided to the shareholders of the Registrant in connection with the forgoing shareholders meeting, which is scheduled to be held January 5, 2014 (the “Meeting”), annexed as Exhibit 99.1 hereto, together with the following appendix thereto:

(a)	Appendix A – the Registrant’s Proposed Creditors Plan of Settlement (convenience translation from Hebrew).

2.	Proxy Card being mailed to shareholders of the Registrant for use in connection with the Meeting, annexed as Exhibit 99.2 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD. (in receivership)

Date: December 26, 2013	By:	/s/ Yoav Kfir
		Name:	Yoav Kfir
		Title:	Court Appointed Receiver and Special Manager

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description
99.1	Notice and Proxy Statement, dated December 26, 2013, in connection with the 2014 Extraordinary General Meeting of Shareholders of the Registrant scheduled to be held on January 5, 2014
99.1(a)	Appendix A to Proxy Statement – the Registrant’s Proposed Creditors Plan of Settlement (convenience translation from Hebrew)
99.2
Proxy Card being mailed to shareholders of the Registrant for use in connection with the Registrant’s 2014 Extraordinary General Meeting of Shareholders of the Registrant scheduled to be held on January 5, 2014